NOTICE OF CHANGE IN YEAR-END

TO:

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

Authorite de Marches Financiers
Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island
Office of the Superintendent of Securities Service Newfoundland and Labrador

RE:	Notice of Change in Year-End pursuant to Section 4.8 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Metalla Royalty & Streaming Ltd. (the "Corporation") hereby provides notice pursuant to Section 4.8 of NI 51-102 that it has changed its financial year-end from May 31 to December 31.

1. Reason for Change

The Corporation decided to change its financial year-end to December 31 to better synchronize its financial reporting with that of comparable companies within the mining sector and in order to align its financial year-end with the financial year-end of its operating subsidiaries and entities in which the Corporation holds royalty or streaming interests, thereby facilitating the consolidation of its financial statements.

2. Old Financial Year-End

May 31

3. New Financial Year-End

December 31

4. Length and ending date of the periods, including the comparative periods, of each interim financial report and the annual financial statements to be filed for the Corporation's transition year and its new financial year

Transition Year

• Interim Financial Statements for Transition Financial Year

o three months ended August 31, 2020 compared to the three months ended August 31, 2019.

• Annual Financial Statements for Transition Financial Year

o Seven months ended December 31, 2020 compared to the twelve months ended May 31, 2020.

New Financial Year Filing

• Interim Financial Statements for New Financial Year

o Three months ended March 31, 2021 compared to the three months ended February 29, 2020.

o Six months ended June 30, 2021 compared to the six months ended May 31, 2020.

o Nine months ended September 30, 2021 compared to the nine months ended August 31, 2020.

• Annual Financial Statements for New Financial Year

o Twelve months ended December 31, 2021 compared to the twelve months ended May 31, 2020 and the seven months ended December 31, 2020.

5. Filing deadlines, prescribed under Sections 4.2 and 4.4 of NI 51-102, for the annual financial statements and interim financial reports for the Corporation's transition year

Interim financial statements are required to be filed within 45 days following the end of the relevant financial period and annual financial statements are required to be filed within 90 days following the end of the relevant financial period.

DATED this 9th day of October, 2020.

METALLA ROYALTY & STREAMING LTD.

By:	/s/ Bill Tsang
Name: Bill Tsang
Title: CFO